Shareholder Accounts                                  Corporate Offices
c/o Ultimus Fund Solutions, LLC                           3707 W. Maple Road
        P.O. Box 46707                                Bloomfield Hills, MI 48301
     Cincinnati, OH 45246                                   (248) 644-8500
       1-888-726-0753      SCHWARTZ INVESTMENT TRUST      Fax (248) 644-4250



October 7, 2009

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Schwartz Investment Trust
                  File No. 811-07148


Ladies and Gentlemen:

     Schwartz Investment Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

      Premiums have been paid through the policy period ending on September 3, 2010.

     Please contact the undersigned at 513/587-3403 if you have any questions concerning this filing.


Very truly yours,

/s/ John F. Splain

John F. Splain
Assistant Secretary